December 6, 2016

Via E-mail and EDGAR

Securities and Exchange Commission,

    Division of Corporation Finance,

        100 F. Street, N.E.,

            Washington, D.C. 20549.

Attention:	John Reynolds
Re:	Acceleration Request for Anheuser-Busch InBev SA/NV
Registration Statement on Form F-4 (File No. 333-214581)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Anheuser-Busch InBev SA/NV (“AB InBev”), hereby requests that the effective date of AB InBev’s Registration Statement on Form F-4, Registration Number 333-214581 (the “Registration Statement”) be accelerated so that AB InBev’s Registration Statement will become effective at 12:00 p.m., Washington, D.C. time, on December 8, 2016, or as soon thereafter as practicable.

*                 *                *

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform George H. White at Sullivan & Cromwell LLP at +44 207 959 8570.

Very truly yours,

Anheuser-Busch InBev SA/NV

By:	/s/ Benoit Loore
	Name:	Benoit Loore
	Title:	VP Corporate Governance Assistant Corporate Secretary

By:	/s/ Jan Vandermeersch
	Name:	Jan Vandermeersch
	Title:	Global Legal Director Corporate

cc:	Christina Chalk
Pamela Howell
Johnathan Burr

[Signature Page to the F-4 Acceleration Order]